Santiago, February 26, 2026
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, February 26, 2026, the Bank placed dematerialized bearer bonds in the local market, using the line of credit registered with the CMF Securities Registry under number 20240007 on April 30, 2025. The specific terms of these placements were as follows:

- Series BA Bonds, ticker symbol BSTDBA0225, for a total amount of 632,000 UF, maturing on August 1, 2032. The average placement rate for the bonds was 2.71%.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange